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                                                               Exhibit (a)(5)(J)
                                 June 13, 2000


     Re:  Instructions Regarding Payment for Shares and Options

To All Verio Associates:

     As you are aware, NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding Common Stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This letter explains the effects of the Offer on the Verio stock benefit plans in which you may participate (including our stock option plans, Employee Stock Purchase Plan, and the company-directed stock provision of our 401(k) plan), as well as on shares of Verio stock that you may own outright. Please read through this letter carefully, as it provides instructions for what you must do to participate in the Offer that NTT Communications has made to acquire Verio.

1. Verio Stock You Own Directly.

     Verio stock that you may own directly includes shares that you may have purchased through the exercise of a stock option or through the Employee Stock Purchase Plan, or shares that you may have purchased on the market or acquired directly from Verio. If you hold these shares in a brokerage account, your broker already should have sent you materials describing the Offer and what you need to do in order to tender the shares in the Offer. You should call your broker if you have not received these forms, but we have also included a copy with this letter. If you hold your shares through a broker and you have appropriately activated your account with them, then you can tender your shares without the necessity of completing any documents by merely calling your broker and instructing him or her to tender the shares on your behalf. Your broker may charge you a fee for tendering your shares in the Offer.

     Please note that if your broker is National Discount Brokers, you must formally activate your account before NDB can tender shares that you hold through them on your behalf. You can do this on-line at:

     https://www.ndb.com/cgi-bin/gx.cgi/AppLogic+prendb.IDBNavigation?Acct_
     type=I&step=0

Input all necessary information, print a hard copy, sign the document and mail it to NDB at National Discount Brokers, 90 Hudson Street, Jersey City, NJ 07302.

     If you acquired shares directly from Verio and hold a stock certificate evidencing those shares, you should have received a package of materials directly in the mail containing a blue Letter of Transmittal. In the case of shares for which you actually
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hold a stock certificate, you must complete and sign the Letter of Transmittal and return it to the Depositary Agent in accordance with the instructions contained in that document.

      If you do not tender shares that you actually own in the Offer, but the Offer is nevertheless completed, your shares will be automatically converted into cash, at the same $60 price per share, at the time of the merger that NTT Communications will effect some time after the completion of the Offer. We don't know precisely what the timing of that subsequent merger would be.

2. Verio Stock You Own Through Your 401(k).

     If you participate in the Verio 401(k) plan and have directed that a portion of your 401(k) plan account be invested in Verio stock, you do not need to do anything in relation to that stock. The Investment Committee that was appointed under that plan currently intends to instruct the Trustee of the 401(k), in accordance with the plan, to tender in the Offer the shares of Verio stock owned through the 401(k) plan. Assuming that the transaction is completed, and the plan's shares are exchanged for cash, the cash received by the plan in exchange for the shares held for your benefit will be invested in the same manner as you have directed for other cash that comes into your 401(k) plan account.

3. Verio Employee Stock Purchase Plan.

     If you are participating in the Employee Stock Purchase Plan (the "ESPP") during the current purchase period, then your current payroll deductions will be applied to purchase stock on a new exercise date, which will be the date prior to expiration of the Offer. Although June 14, 2000 was the initial scheduled expiration date of the Offer, the Offer will likely be extended beyond that date, and accordingly the exercise date will be rescheduled to a later date to allow future payroll deductions to be applied to purchase more stock in order to maximize your benefit under the ESPP. Because the new exercise date will occur the day before the completion of the Offer, you will not receive the acquired shares in time to tender them in the Offer. Nonetheless, your shares will automatically be converted into a right to receive cash (at $60 per share) at the time of the subsequent merger. Alternatively, if you would not want to wait until that later date to receive that payment, you may withdraw from the ESPP at any time prior to the new exercise date by following the normal procedures for withdrawal (i.e., by filing a Notice of Withdrawal with the Plan Administrator). If you withdraw, the funds deducted from your pay since the previous exercise date will not be applied to purchase shares of Verio Common Stock, but rather will be returned to you. The ESPP will terminate upon completion of the Offer.

4. Verio Stock Options.

     Attached to this letter is a summary prepared by our stock plan administrators showing the option grants that you have previously received from Verio and information concerning those grants as of May 31, 2000. (This information is based on our confirmed internal option grant records and may contain corrections to information that NDB may have provided to you separately. If you have received different information from NDB as of May 31, 2000, you should rely on the internally prepared information that we are providing to you with this letter and disregard the NDB information.) If you have

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previously exercised vested options and continue to hold the stock that you acquired at that time, then you should follow the instructions under paragraph 1 above for those shares.

     If, upon completion of the Offer, you hold vested options to acquire Verio stock through one or more of Verio's stock option plans, then you will be entitled to receive cash shortly after the completion of the Offer for the portion of your outstanding options that are vested as of the time of the completion of the Offer. The amount of cash that you will receive for each share of stock covered by a vested option you hold at that time will equal the difference between $60 and the exercise price applicable to that option, less applicable federal, state and local tax withholdings. You must sign the duplicate copy of this letter included in this package and return it to Verio in the enclosed envelope (or deliver it to your local HR representative) in order to receive cash in exchange for the portion of your prior option grants that have vested as of the time the Offer is completed. (If you have questions concerning whether you might want to exercise vested options that you currently hold and participate in the Offer with the shares that you acquire upon exercise, or simply continue to hold your vested options and receive cash shortly after the completion of the Offer, you should refer to the Questions and Answers that are posted on the Verio intranet. A copy of those Questions and Answers is included with this letter for your convenience.)

     Under the terms of our agreement with NTT Communications, all outstanding option grants that remain unvested when the Offer is completed will be exchanged for a right to receive cash that will be paid to you in accordance with the original vesting terms of your options, as discussed in the attached notice. Some associates have options that fall into more than one vesting category. In that case, there is more than one notice accompanying this letter, each describing the different vesting terms that apply. When the Offer is completed, you will receive a written amendment to your stock option agreement(s) documenting your ongoing rights to receive cash, as described in the attached notice(s), that will replace your unvested options. At that time, you will need to execute and return an acknowledgement form in order to receive the future cash payments.

     Verio's stock option plans will terminate upon completion of the Offer.

     Again, if you wish to receive cash in exchange for the vested portion of your options, please sign and date the enclosed copy of this letter and return it to Verio in the envelope provided, or deliver it to your local HR representative. You will not receive the cash amount described in this letter for your vested options until the Offer is actually completed and Verio has received a signed copy of this letter back from you.

     By signing and returning the enclosed copy of this letter to Verio, you are agreeing, if the Offer is completed, to exchange your outstanding options for the right to receive cash, as described above and in the accompanying notice(s). Consequently, upon completion of the Offer, you will have no further rights to acquire the Verio stock represented by your options. Under the terms of the options themselves, all outstanding options will automatically expire upon completion of the


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Offer in light of NIT Communication's agreement to exchange these options for the right to receive cash.

     If you have any additional questions about the foregoing or any of the attachments, please send your questions to verio-ntt@verio.net or visit the Verio intranet at either https://inside.verio.net or https://intranet.verio.net. For your convenience, we have included a copy of the Q&A that has been previously posted on our intranet site responding to many of the questions that have been raised by associates to date.

                                        Very truly yours,

                                        /s/ Carla Hamre Donelson
                                        ----------------------------
                                            Carla Hamre Donelson

I have reviewed the foregoing Instructions Regarding Payment for Shares and Options and the accompanying information concerning the options previously granted to me in connection with my employment by Verio. I hereby request that payment be made to me as described in this letter and the accompanying documents for the options that I hold pursuant to such grant(s).


Signature:
          ------------------------------------------
Print Name:
           -----------------------------------------
Verio Office Location:
                      ------------------------------
Date:
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Attachments:

        . Individual Summary of Option Grants

        . Notice(s) Regarding Treatment of Unvested Options

        . Q&A

        . Tender Offer Materials



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